UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 56724/October 31, 2007

ADMINISTRATIVE PROCEEDING
File No. 3-12800

In the Matter of

AUSTRIAN TRADING SERVICES, INC.,
FIX CORP INTERNATIONAL, INC.,
FN ESTATE, INC.,
GOURMET'S CHOICE COFFEE CO.,
HARTER FINANCIAL, INC., AND
PERENNIAL HEALTH SYSTEMS, INC.

ORDER MAKING FINDINGS
AND IMPOSING REMEDIAL
SANCTIONS BY DEFAULT
AS TO FOUR RESPONDENTS

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on September 14, 2007, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The record demonstrates that the Office of the Secretary delivered the OIP to all Respondents in a manner that complies with Rule 141(a)(2)(ii) of the Commission's Rules of Practice.

The Commission has accepted Offers of Settlement from Harter Financial, Inc., and FN Estate, Inc., on October 4 and 30, 2007, respectively. The time for filing Answers has expired as to the other four Respondents, and no Answers have been received. Accordingly, these four Respondents are in default. See Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule 155(a), I find the following allegations of the OIP to be true as to the defaulting Respondents.

Austrian Trading Services, Inc. (Austrian) (CIK No. 1020635), is a void Delaware corporation located in Linz, Austria, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Austrian is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-SB registration statement on July 2, 1997. In a Form 10-SB amendment filed on February 12, 1999, Austrian reported a net loss of $3.9 million in fiscal year 1997 and a $2 million loss for the first three quarters of fiscal year 1998.

Fix Corp International, Inc. (Fix Corp) (CIK No. 1029672), is a void Delaware corporation located in Heath, Ohio, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Fix Corp is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended September 30, 1998, which reported a net loss of $1.4 million. On November

16, 1998, Fix Corp filed a Chapter 11 bankruptcy petition in the U.S. Bankruptcy Court for the Southern District of Ohio. The bankruptcy proceeding terminated on June 10, 2003.

Gourmet's Choice Coffee Co., Inc. (Gourmet's Choice) (CIK No. 1088797), is a revoked Nevada corporation located in New York, New York, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Gourmet's Choice is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported no revenue and a net loss of $4,830. As of August 31, 2007, the company's common stock (symbol GMCH) was traded on the over-the-counter markets.

Perennial Health Systems, Inc. (Perennial) (CIK No. 1034042), is a Colorado corporation located in Louisville, Kentucky, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g). Perennial is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended November 30, 1999, which reported a net loss of $163,303 for the prior three months.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB) and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Austrian, Fix Corp, Gourmet's Choice, and Perennial have failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder. It is necessary and appropriate for the protection of investors to revoke the registrations of each class of these four Respondents' registered securities.

IT IS ORDERED THAT all classes of the registered securities of Respondents Austrian Trading Services, Inc., Fix Corp International, Inc., Gourmet's Choice Coffee Co., Inc., and Perennial Health Systems, Inc., are revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

James T. Kelly
Administrative Law Judge